Investor Meetings
Boston
February 7, 2006


97%
Customer
Satisfaction
Rate
WesBanco
By all accounts, better.

CORPORATE PROFILE*

WesBanco
By all accounts, better.

NASDAQ: WSBC

- Founded in 1870
- $4.4 billion in assets
- Serving approximately: 172,000 deposit & 49,000 loan customers in 3 states
- 85 offices, 2 LPO's, & 124 ATM's
- $2.6 billion in trust assets
- Market capitalization: $671million*
- Average daily shares traded: 63,000

*As of 2/3/2006

WesBanco

By all accounts, better.

MARKET DIVERSIFICATION


2002
2004
2002
2005
OHIO
UNITED STATES
WEST VIRGINIA
KENTUCKY
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Plum
Weirton
New Philadelphia
Bellefontaine
Sidney
Winchester
Piqua
Urbana
Coshocton
Cadiz
Yorkville
Mount Lebanon
Washington
Greenville
Newark
Cambridge
St. Clairsville
Wheeling
Huber Heights
Springfield
Zanesville
Richmond
Dayton
Fairborn
Xenia
Middletown
Waynesburg
Woodsfield
New Lexington
Caldwell
New Martinsville
McConnelsville
Lancaster
Logan
Marietta
Fairmont
Middlebourne
Wilmington
Chillicothe
Athens
Vienna
West Union
Grafton
McArthur
Parkersburg
Harrisville
New Milton
Philippi
Hillsboro
Waverly
Wellston
Elizabeth
Pomeroy
Jackson
Grantsville
Glenville
Weston
Evergreen
Point Pleasant
Elkins
Georgetown
Spencer
Gallipolis
Ripley
Sutton
Portsmouth
Maysville
Vanceburg
Ironton
Flemingsburg
Clay
Glade View
Webster Springs
Cynthiana
Ashland
Huntington
Charleston
Summersville
Frankfort
Grayson

WESBANCO MARKET DEMOGRAPHICS*

	WEST VIRGINIA	NEW MARKETS MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	NEW MARKET HAMILTON COUNTY Cincinnati, OH
Total Population *	1,808,344	851,690	845,303
Median Income *	$29,696	$41,663 (1)	$40,964
Per Capita Income *	$16,477	$21,590 (1)	$24,053
Market Share @6/30/04 (2)	8.5%	2.8%	1.3%

The 4 Ohio counties combined represent nearly **100%** of the total West Virginia population.

*Source: Census Bureau - 2000 Census (1) Weighted avg. (2) Source: FDIC Summary of Deposits at 6/30/2004

LOANS & DEPOSITS BY STATE

(in millions)

	LOANS	DEPOSITS
WEST VIRGINIA	$1,704	$1,929
NON-WEST VIRGINIA	$1,231	$1,110

LOANS 9/30/2005


WV
58%
NON
WV
42%

DEPOSITS 9/30/2005


WV
63%
NON
WV
37%

WesBanco
By all accounts, better.

WESBANCO BUSINESS MODEL

- 8 regional markets with a foundation based on strong customer relationships and quality service.
- Each region has a regional president which reinforces WesBanco's slogan of "By all accounts, better."
- Large bank features and services with a small community bank culture and feel.
- Apply business model to newly acquired large Ohio MSA's.

INITIATIVES

- Restructuring – personnel savings of $0.07 per share going forward.
- Company-wide telecommunications system initiative to reduce costs.
- New products: retail overdraft product, business cash management. Focus on fee income in consumer and commercial lines.
- Focus on cost reduction throughout organization. Reinforced through incentives, additional purchasing and spending controls and greater budget variance analysis.
- Restructuring of regional supervision to clearly align responsibilities.

INITIATIVES (continued)

- Branch sale - $2.4 million gain ($0.07 per share) to be realized 1st quarter 2006.
- Winton cost savings (employee reductions achieved), FTE's down from 1,358 to 1,200 at 12/31/2005. Additional personnel savings planned in first quarter 2006.
- NIM fairly even over 6 quarters, despite 300 b.p. increase in funds rate – lagging deposit pricing. Relatively neutral asset/liability position in 200 b.p. ramp rising rate scenario.
- New marketing agency & 97% customer satisfaction program rollout in 4th quarter 2005. Free checking account sales encouraging over 8,500 accounts sold in eight weeks.

WesBanco
By all accounts, better.

INITIATIVES (continued)

- Sale of $67mm in fixed rate mortgage loans to reduce NIM exposure to rising rates; reduction of securities portfolio due to compressed spreads and risk to rising rates – remix into commercial loans and paying down FHLB borrowings.
- Trust fees up 10% YTD, insurance & securities units gaining momentum.
- Commercial loan growth lower in fourth quarter 2005 due to risk mitigation, loan sales, competitive pricing and flat yield curve. Business plan targets continued commercial real estate and home equity loan growth in 2006.
- Rollout of new, more competitive CD and premium savings accounts to boost deposit growth, along with free checking.

WesBanco
By all accounts, better.

MANAGEMENT RESTRUCTURING

- New Chief Operating Officer – Dennis Powell, formerly of UMB and Banc One.
  - New Branding Campaign and Marketing Strategy.
  - Branch Sales Incentive Programs to promote Free Checking, Consumer Loans and Trust / Insurance Referrals.
  - Strategic and Annual Business Plan Processes.
  - Branch Optimization Program.
- New Regional Presidents in Cincinnati, Springfield / Dayton and Columbus.
  - Focused on increasing retail presence in each market.
  - Two state Presidents for Ohio and West Virginia responsible for retail strategy.
- Restructuring Mortgage and Commercial Lending and added new lenders in Cincinnati.
- Developing greater focus on Corporate Governance issues.

INTEREST RATE RISK *

Change in Interest Rates (basis pts.)	Change in Net Interest Income from Base [1]	
(dollars in thousands)	Amount	Percent
Up 200 Rate Ramp	$ (535)	-0.38%
Up 200 Rate Shock	(5,325)	-3.80%
Up 100 Rate Shock	(1,982)	-1.42%
Down 100 Rate Shock	(518)	-0.37%

* As of December 31, 2005 [1] For the next 12-month period

WesBanco
By all accounts, better.

2005 4th QUARTER RESULTS

(dollars in thousands)	QTR.ENDED 12/31/2005	QTR.ENDED 12/31/2004	% CHG
GAAP - Net income	$ 10,549	$ 9,032	16.8%
Core operating earnings (1)	$ 10,549	$ 9,140	15.4%
GAAP EPS - diluted	$ 0.48	$ 0.43	11.6%
Core EPS - diluted (1)	$ 0.48	$ 0.44	9.1%
Return on assets	0.95%	0.92%	3.3%
Return on equity	10.09%	9.79%	3.1%
Return on tangible equity (2)	15.66%	12.72%	23.1%
Tangible equity (2)	6.28%	7.36%	-14.7%
Net interest margin	3.45%	3.52%	-2.0%
Core efficiency ratio (1)	59.71%	60.72%	-1.7%

(1) Excludes restructuring and merger costs.

(2) Excludes goodwill & core deposit intangible effect on earnings and shareholders' equity

WesBanco
By all accounts, better.

2005 TOTAL RESULTS

(dollars in thousands)	YTD 12/31/2005	YTD 12/31/2004	% CHG
GAAP - Net income	$ 42,757	$ 38,182	12.0%
Core operating earnings (1)	$ 43,675	$ 38,420	13.7%
GAAP EPS - diluted	$ 1.90	$ 1.90	0.0%
Core EPS - diluted (1)	$ 1.95	$ 1.91	2.1%
Return on assets	0.95%	1.07%	-11.2%
Return on equity	10.13%	11.37%	-10.9%
Return on tangible equity (2)	15.56%	14.18%	9.7%
Tangible equity (2)	6.33%	7.53%	-15.9%
Net interest margin	3.48%	3.60%	-3.3%
Core efficiency ratio (1)	59.24%	58.03%	2.1%

(1) Excludes restructuring and merger costs.

(2) Excludes goodwill & core deposit intangible effect on earnings and shareholders' equity.

WesBanco
By all accounts, better.

Historical Peer Analysis – Balance Sheet


Tangible Equity / Tangible Assets
12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
11.03%
10.41%
9.75%
8.21%
7.69%
7.29%
6.28%
8.08%
7.65%
7.60%
7.94%
8.04%
7.35%
7.21%
1999
2000
2001
2002
2003
2004
YTD
WSBC
Peer Median*


Consumer Loans / Total Loans
30.00%
25.00%
20.00%
15.00%
10.00%
26.77%
28.29%
27.29%
24.01%
18.71%
16.34%
15.83%
18.21%
17.15%
17.43%
18.30%
17.38%
17.40%
18.09%
1999
2000
2001
2002
2003
2004
YTD
WSBC
Peer Median*


NPA / Loans & OREO
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.56%
0.59%
0.71%
0.79%
0.61%
0.41%
0.40%
0.57%
0.68%
1.09%
1.11%
1.02%
0.88%
0.80%
1999
2000
2001
2002
2003
2004
YTD
WSBC
Peer Average*


Net Charge-offs to Average Loans
0.60%
0.45%
0.30%
0.15%
0.00%
0.23%
0.19%
0.34%
0.50%
0.46%
0.31%
0.22%
0.25%
0.31%
0.43%
0.44%
0.44%
0.28%
0.26%
1999
2000
2001
2002
2003
2004
YTD
WSBC
Peer Median*

Source: SNL Financial

*Peer group includes all banks in West Virginia, Ohio, Western Pennsylvania, and Indiana with between $1 billion and $15 billion in total assets

WesBanco
By all accounts, better.

Historical Peer Analysis – Income Statement


Return on Average Assets
1.30%
1.25%
1.20%
1.15%
1.10%
1.05%
1.00%
0.95%
0.90%
1999
2000
2001
2002
2003
2004
YTD
1.25%
1.23%
1.19%
1.18%
1.21%
1.12%
1.27%
1.13%
1.12%
1.08%
1.07%
1.07%
1.12%
0.95%
WSBC
Peer Median*


Return on Average Tangible Equity
20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
1999
2000
2001
2002
2003
2004
YTD
16.14%
10.92%
16.58%
11.76%
16.51%
12.57%
17.54%
13.77%
14.18%
14.29%
16.48%
14.58%
17.57%
14.48%
WSBC
Peer Median*


Net Interest Margin
4.60%
4.40%
4.20%
4.00%
3.80%
3.60%
3.40%
3.20%
3.00%
1999
2000
2001
2002
2003
2004
YTD
4.39%
4.16%
4.14%
4.03%
4.17%
4.06%
4.13%
3.93%
4.01%
3.66%
3.83%
3.60%
3.79%
3.49%
WSBC
Peer Median*


Efficiency Ratio
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
1999
2000
2001
2002
2003
2004
YTD
58.17%
54.26%
54.14%
56.75%
56.71%
54.57%
55.90%
52.35%
60.17%
56.07%
58.74%
58.18%
58.33%
58.36%
WSBC
Peer Median*

Source: SNL Financial

*Peer group includes all banks in West Virginia, Ohio, Western Pennsylvania, and Indiana with between $1 billion and $15 billion in total assets

SHARES REPURCHASED vs. CAPITAL LEVELS



WesBanco
By all accounts, better.
In thousands
1,600
1,400
1,200
1,000
800
600
400
200
-
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
10.46%
10.41%
9.75%
9.62%
8.53%
8.21%
8.76%
7.69%
9.34%
7.65%
8.46%
6.26%
2000
2001
2002
2003
2004*
2005
Shares repurchased
Tier I leverage
Tangible equity

* 2004 repurchases limited due to SEC rules on blackout periods surrounding acquisitions

WesBanco
By all accounts, better.

APPENDIX

- EPS
- Dividends
- Net charge-offs
- Non-performing assets
- Stock price
- Trading liquidity

EARNINGS PER SHARE


$1.60
$1.70
$1.80
$1.90
$1.90
2001
2002
2003
2004
2005

WesBanco
By all accounts, better.

DIVIDENDS PER SHARE

- 20 consecutive years of dividend increases
- Current dividend yield approximating 3.4%



$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
$1.04
1999
2000
2001
2002
2003
2004
2005

NET CHARGE OFF RATIO



In millions
NET CHARGE-OFFS TO AVERAGE LOANS
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.50%
0.46%
0.31%
0.29%
2002
2003
2004
2005
Total average loans
Net charge-off percent

NON-PERFORMING ASSETS


In thousands
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
0.40%
0.30%
0.20%
0.10%
0.00%
0.34%
0.26%
0.24%
0.30%
0.27%
0.27%
2003
2004
1Q05
2Q05
3Q05
4Q05
Total Non-performing assets
NPA's as a % of total assets

STOCK PRICE


Stock Price
$35
$30
$25
$20
$15
$10
$5
$0
$21.13
$23.39
$27.66
$31.97
$30.41
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005

WesBanco
By all accounts, better.

IMPROVING STOCK LIQUIDITY

Average daily shares traded – Source NASDAQ Online


29,578
24,370
27,419
63,000
2002
2003
2004
2005

LINKED QUARTER RESULTS


In thousands
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.43
$0.48
$0.50
$0.44
$0.48
$9,032
$11,080
$11,258
$9,870
$10,549
12/31/2004
3/31/2005
6/30/2005
9/30/2005
12/31/2005
Net Income
EPS-Diluted

REASONS TO INVEST IN WESBANCO

- Consistent growth in earnings per share
- Above average dividend yield: 3.4%[1]
- Acquisition-focused
- Improving demographics & new markets
- Improving credit quality
- Strong stock performance

(1) Annualized dividend rate of $1.04 per share based on 2/3/06 market price.

FORWARD-LOOKING DISCLOSURES

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2004 Annual Report on Form 10-K, as well as the 10-Q for the prior quarter ended September 30, 2005, filed with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2004 Annual Report on Form 10-K filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the expected cost savings and any revenue synergies from the mergers may not be fully realized within the expected timeframes; disruption from the mergers may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.